SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7721 , FAX : 727-7360

January 14, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following two announcements were provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim
Associate
Investor Relations

dlw 1/27

SAMSUNG

January 14, 2003

Investment in Semiconductor Lines

Details

- The investment will upgrade overall processes and expand the capacities needed in sustaining SEC's DRAM leadership in 2003.

- The investment is expected to total KRW 749.1 Bn. for the upgrade and purchasing of new equipment

Investment Purpose and Effect

- The investment will enable SEC to improve its response to the market by enhancing its cost competitiveness and production capacities.

###

January 14, 2003

Investment in Semiconductor Lines

Details

- The planned investment is intended to:
  1. Convert low end DRAM capacities into Flash production units.
  2. Upgrade and expand overall processes.

- The investment is expected to total KRW 206.4 Bn. for the upgrade and purchasing of new equipment.

Investment Purpose and Effect

- As SEC plans to expand its Flash business, the investment will enable SEC to secure more flash production capacity and improve its profitability upon upgrade.

###

ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7721 , FAX : 727-7360

03 JAN 21 AM 7:21

January 16, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Ladies and Gentlemen:

We would like to provide Samsung Electronics' 2002 Q4 earnings announcement to the Securities and Exchange Commission. (attached)

Please send us a confirmation email once you have received this package.

Best Regards,

Daniel Kim

Investor Relations Team
Samsung Electronics

Tel) 82-2-727-7721

Fax) 82-2-727-7427

e-mail) miknad@samsung.co.kr

Earnings Release 4Q 2002

Samsung Electronics

January 2003

Disclaimer

The following material was prepared for the purpose of discussions with Samsung Electronics Co., Ltd.(SEC)뤧investors only and has been prepared based on information currently available to the management of SEC.

Some of the information and data in the material have been prepared based on assumptions. There can be no assurance that the assumptions used by SEC are correct and even if they are, that the effect of such assumptions on SEC뤧business and results of operations will be as projected.

Therefore, SEC will not be responsible for individual investment decisions based solely upon this material.

Sales and Profit

(Unit : Trillion KRW)	Q4 '02	Q3 '02	Growth (%)	2002
Sales	**10.72**	9.92	8.0%	**40.51**
Domestic	**2.99**	2.85	4.8%	**12.15**
Export	**7.73**	7.07	9.3%	**28.36**
Profit				
Operating Profit	**1.51**	1.77	- 14.5%	**7.25**
Net Profit	**1.50**	1.73	- 12.9%	**7.05**

Q4 Results Analysis (Q-on-Q)

Memory

☐ **Both ASP & Shipment Grew** (Q-on-Q)

- DRAM : Shipment 7% ↑,
  ASP mid $3 → high $3 (128M Eq.)
- Flash : Shipment 19% ↑,
  ASP 15% ↓ (128M Eq.)
- SRAM : Shipment 16% ↑,
  ASP 19% ↓ (4M Eq.)

☐ **Successful 0.13μm Mass Production**

	Oct. '02.		Jan. '03.
≥0.15 μm :	38%		26%
0.13 μm :	62%	⇒	73%
≤0.11 μm :	-		1%

LCD

☐ **Growing Shipment but Declining ASP (Q-on-Q)**

- Shipment grew in monitor & small/mid.(HHP) panels with 5G ramp-up
- Considerable price decline triggered by supply growth

☐ **5G Line : Start from Sept. '02.**

- Current Capacity : 25K mother glass per month

System LSI

☐ **Stable Revenue and Profit Structure**

- Driver IC revenue on the rise as LCD shipment grows

☐ **Captive Portion : 34%**

- Excluding transaction with affiliates : Approx. 25%

☐ **Utilization Rate : About 95%**

Q4 Results Analysis (Q-on-Q)

Telecommunication

☐ **Mobile Handsets :**
Stable Revenue, Declining Profit Margin

- Shipment : 11.6M (3Q 11.7M)
  - · Slowdown in Korean market (Restriction of new subscription)
  - · Healthy export growth
- Average selling price : Sustained
  - · Due to the increasing portion of color and camera-embedded phones
- Increased SG & A : Marketing expenses

☐ **Network : Increasing Sales & Profits**

- Expansion of domestic CDMA 2000 1x and EV-DO coverage
- Supply of EV-DO equipment in Japan
- 1x equipment supply contract in China, India, and Indonesia

Digital Media

☐ **Q4 : Softening of Profit Triggered by Declining Prices of Major Products**

- LCD Monitors, ODDs

☐ **'02 : Y-on-Y Profit Improvement Due to Successful New Products**

- Operating Profit :
  '01. 0.29T KRW → '02. 0.38T KRW

Home Appliances

☐ **Q4 : Q-on-Q Growth in Revenue**

- Active marketing through Premium brand (Hauzen)

☐ **'02 : Revenue Growth by 19% with Successful Launch of High-End Products**

Sales by Division

(Unit: Trillion KRW)	**Q4 '02**	*(Weight)*	Q3 '02	*(Weight)*	Growth
Semiconductor	**3.50**	**(33%)**	3.10	*(31%)*	12.9%
Memory	2.37	(22.1%)	1.96	*(19.7%)*	21.0%
TFT-LCD	0.65	(6.0%)	0.70	*(7.1%)*	- 7.9%
System LSI	0.48	(4.5%)	0.44	*(4.4%)*	10.0%
Telecommunication	**3.41**	**(32%)**	3.26	*(33%)*	*4.4%*
Wireless Handsets	2.90	(27%)	2.92	*(29%)*	*- 0.6%*
Digital Media	**2.47**	**(23%)**	2.37	*(24%)*	*4.5%*
Home Appliance	**0.94**	**(9%)**	0.78	*(8%)*	*21.1%*
Total	**10.72**	**(100%)**	9.92	*(100%)*	*8.0%*

Operating Profit by Division

(Unit: Trillion KRW)	**Q4 '02**	***(Profit Margin)***	Q3 '02	*(Profit Margin)*	2002	*(Profit Margin)*
Semiconductor	**0.87**	***(25.0%)***	0.88	*(28.5%)*	3.82	*(29.8%)*
Telecommunication	**0.70**	***(20.6%)***	0.88	*(26.8%)*	2.98	*(24.1%)*
Digital Media	**- 0.03**	***(-1.2%)***	0.06	*(2.5%)*	0.39	*(3.9%)*
Home Appliance	**- 0.04**	***(-4.2%)***	- 0.03	*(-3.7%)*	0.13	*(3.5%)*
Total	**1.51**	***(14.1%)***	1.77	*(17.8%)*	7.25	*(17.9%)*

Financial Analysis

(Unit: Trillion KRW)	End of Dec. '02	End of Sept. '02	Change
Assets	**34.44**	32.51	1.93
Liabilities	**10.13**	8.91	1.22
(Debt)	*(1.63)*	*(1.98)*	*(- 0.36)*
Shareholders' Equity	**24.31**	23.60	0.71
(Paid-in Capital)	*(0.89)*	*(0.89)*	*No Change*
Debt / Equity Ratio	***6.7%***	*8.4%*	*- 1.7%* point
Net Debt / Equity Ratio	***- 24%***	*- 19%*	*- 5%* point

	Q4 '02	Q3 '02	Change
R O E*	**25%**	30%	- 5% point
Profitability (Net Income/ Sales)	0.14	0.17	- 0.03
Asset Turnover (Sales / Asset)	1.28	1.24	0.04
Leverage (Asset / Equity)	1.40	1.39	0.01

* *Annualized*

Debt Outstanding

(Unit: Trillion KRW)	End of Dec. '02	End of Sept. '02	Change
Parent	**1.63**	**1.98**	**- 0.36**
Won Denominated	1.01	1.02	- 0.01
F/C Denominated	0.61	0.96	- 0.35
(Billion US$)	*($0.51)*	*($0.80)*	*(- $0.29)*
Overseas Subsidiaries	**1.65**	**1.66**	**- 0.01**
(Billion US$)	*($1.38)*	*($1.38)*	*(No Change)*
Total	**3.28**	**3.64**	**- 0.36**

** Year-end F/X rate applied*

Profitability Analysis

(Unit: Trillion KRW)	Q4 '02	Q3 '02	Growth (Change)
Sales	**10.72**	9.92	8.0%
Gross Profit	**3.50**	3.27	7.1%
(%)	*(33%)*	*(33%)*	*(No Change)*
SG & A	*1.99*	*1.50*	*32.5%*
(%)	*(19%)*	*(15%)*	*(4% point)*
Operating Profit	**1.51**	1.77	- 14.5%
(%)	*(14%)*	*(18%)*	*(- 4% point)*
Net Profit	**1.50**	1.73	- 12.9%
(%)	*(14%)*	*(17%)*	*(- 3% point)*

Cash Flow

(Unit: Trillion KRW)	FY 2002
Cash* (Beginning of period)	**2.82**
Cashflow from Operation	**11.44**
Net Profit	*7.05*
Depreciation	*3.16*
Gain from Equity method	*(1.07)*
Increase in Working Capital (Inventory, A/R, Accrued Expenses)	*0.13*
Cashflow from Investment	**(4.48)**
CAPEX	*(4.19)*
Cashflow from Financing	**(2.36)**
Debt Borrowing	*0*
Debt Redemption	*(0.87)*
Dividends	*(0.34)*
Repurchase of Shares	*(1.50)*
Net increase in cash	***4.59***
Cash (End of period)	**7.42**

* *Cash = cash + cash equivalent + short-term financial instruments*

Year 2003 Forecast

(Unit: Trillion KRW)	**2003**	2002	Growth (Change)
Sales	**41.1**	40.5	1.5%
Capex	**6.0**	4.2	1.8
Semiconductor	***5.0***	*3.6*	*1.4*
Telecommunication	***0.3***	*0.3*	*No Change*
Others	***0.7***	*0.3*	*0.4*
R&D / Sales	**7.5%**	7.3%	0.2% Point

** Capex can be changed depending upon quarterly market situation*